Jason Kent

+1 858 550 6044

jkent@cooley.com

October 13, 2022

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Tracie Mariner

Vanessa Robertson

Conlon Danberg

Laura Crotty

Re:	Genelux Corporation

Amendment No. 2 to Registration Statement on Form S-1

Filed September 19, 2022

File No. 333-265828

Ladies and Gentlemen:

On behalf of Genelux Corporation (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated September 29, 2022 (the “Comment Letter”), relating to the above referenced Amendment No. 2 to the Registration Statement on Form S-1. Concurrently with the submission of this response letter, the Company is filing an Amendment No. 3 to the Registration Statement on Form S-1 (the “Registration Statement”) with the Commission. In addition to addressing the comments raised by the Staff in the Comment Letter, the Company has included other revisions and updates to its disclosure in the Registration Statement.

For ease of reference, set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used in this letter but not otherwise defined herein have the meanings set forth in the Registration Statement.

Amendment No. 2 to the Registration Statement on Form S-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Significant Judgments and Estimates

Stock Option Repricing, page 107

1.

We note that on September 2022 your board of directors approved a stock option repricing and that options to purchase a total of 4,037,386 shares of your common stock are subject to the repricing. You disclose that the expense related to vested shares was expensed on the repricing date and expense related to unvested shares is being amortized over the remaining vesting period of such stock options. Please revise your disclosure to include the amount of the incremental expense. In addition, your subsequent event disclosure on page F-51 states that you are currently analyzing the accounting effects of the modifications. Please revise this disclosure to be consistent with the disclosure on page 107.

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com

October 13, 2022

Page Two

Response: The Company respectfully advises the Staff that because the Stock Option Repricing is contingent and effective upon the completion of this offering, the incremental expense is not yet known. To provide clarification, the Company has updated the disclosures on pages 107, F-51, and II-4 of the Registration Statement.

Please contact me at (858) 550-6044 or Christine Kim at (858) 550-6110 with any questions or further comments regarding the Company’s response to the Staff’s Comments.

Sincerely,

/s/ Jason Kent
Jason Kent
Cooley LLP

cc:	Thomas Zindrick, Genelux Corporation

Christine Kim, Cooley LLP

Andrew M. Tucker, Nelson Mullins Riley & Scarborough LLP

Michael K. Bradshaw, Jr., Nelson Mullins Riley & Scarborough LLP

Cooley LLP 4401 Eastgate Mall San Diego, CA 92121-1909

t: (858) 550-6000 f: (858) 550-6420 cooley.com